SEC Mail
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Section

FEB 25 2008

Washington, DC
106

[redacted]

SECURITIES A
Wa

08026005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ramat Securities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23811 Chagrin Boulevard, Suite 200
(No. and Street)

Beachwood (City) Ohio (State) 44122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Zlatin 216-595-0987
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd.
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 (Address) Westlake, (City) Ohio (State) 44145 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD 03/05/08

OATH OR AFFIRMATION

I, David Zlatin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ramat Securities, Ltd., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEFFREY C SUHAY
Notary Public
In and for the State of Ohio
My Commission Expires
November 12, 2011

NOTARIAL SEAL STATE OF OHIO

Notary Public

Signature

COO,

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAMAT SECURITIES, LTD.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

Cohen Fund Audit Services

RAMAT SECURITIES, LTD.

DECEMBER 31, 2007

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524
www.cohenfund.com

440.835.8500
440.835.1093 *fax*

MEMBERS
RAMAT SECURITIES, LTD.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Ramat Securities, Ltd. as of December 31, 2007, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ramat Securities, Ltd. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services

February 7, 2008
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 118,063
Advances to affiliates	38,967
Interest and dividends receivable	33,560
Marketable securities owned at fair market value	6,510,210
Furniture and equipment – At cost – Less accumulated depreciation of $27,122	446
	$ 6,701,246

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Payable to clearing broker	$ 3,333,798
Interest payable	126,113
Securities sold but not yet purchased, at market value	6,920
Subordinated borrowings	2,500,000
	5,966,831
COMMITMENT AND CONTINGENCIES	
MEMBERS' EQUITY	734,415
	$ 6,701,246

The accompanying notes are an integral part of these statements.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

REVENUES	
Trading loss - Net	$ (18,384,469)
Interest and dividend income	1,379,709
Other income	276,410
	(16,728,350)
EXPENSES	
Interest	1,365,802
Dividend expense	267,111
Clearing charges and communications	448,457
Professional fees	140,690
Settlements	946,500
Depreciation	884
Other operating expenses	52,278
	3,221,722
NET LOSS	$ (19,950,072)

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2007

BALANCE – JANUARY 1, 2007	$ 20,684,487
NET LOSS	(19,950,072)
BALANCE – DECEMBER 31, 2007	$ 734,415

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2007

SUBORDINATED BORROWINGS – JANUARY 1, 2007	$ –
ISSUANCE OF SUBORDINATED NOTES	2,500,000
SUBORDINATED BORROWINGS – DECEMBER 31, 2007	$ 2,500,000

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net loss	$ (19,950,072)
Adjustments to reconcile net loss to net cash provided from operating activities	
Depreciation	884
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Interest and dividends receivable	1,595,269
Marketable securities owned - Net	67,220,224
Interest payable	83,810
Payable to clearing broker	(33,552,565)
Securities sold but not yet purchased - Net	(3,973,861)
Net cash provided from operating activities	11,423,689
CASH FLOW USED IN FINANCING ACTIVITIES	
Advances to affiliates	(38,967)
Repayments on loan payable – Net	(14,069,000)
Proceeds from subordinated borrowings	2,500,000
Net cash provided by financing activities	(11,607,967)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(184,278)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	302,341
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 118,063
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Interest paid	$ 1,281,992

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Ramat Securities, Ltd. (the Company) was formed as a limited liability company under the laws of the State of Ohio on November 22, 1994. The Company shall continue for thirty (30) years unless sooner terminated in accordance with its operating agreement. The Company is registered with the Securities and Exchange Commission (SEC) in the states of Ohio, Arizona, California, Connecticut, Illinois, New Jersey, New York, Pennsylvania, and Texas and is a member of the Financial Industry Regulatory Authority (FINRA) and the NASDAQ, as a broker-dealer. The Company is involved in the trading of fixed income securities, equity securities, options, and mortgage-backed securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

At times during the year, the Company may maintain cash accounts with financial institutions in excess of the Federal Deposit Insurance Corporation insurance. The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Marketable Securities Owned

Securities and commodities transactions are recorded on a trade-date basis as securities transactions occur. Marketable securities are valued at quoted market value. The resulting difference between cost and market is included in the statement of operations.

Other securities traded in the over-the-counter markets and securities where no market value can be determined shall be assigned such fair value as the members determine in good faith reflects its fair market value. The resulting gains or losses are reflected in the statement of operations.

Premiums and unrealized gains and losses for purchased option contracts are recognized gross in the accompanying statement of financial condition.

In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosure about fair value measurements. SFAS 157 applies to fair value measurements already required or permitted by existing standards. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosure about fair value measurements. Management is currently evaluating the impact the adoption of SFAS 157 will have on the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company has sold securities that it does not currently own, and will, therefore, be obligated to purchase said securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2007.

Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over five to seven years.

Income Taxes

The Company has elected to be treated as a partnership as defined by the Internal Revenue Code. As a result, there is no provision for income taxes in the accompanying financial statements. The members of the Company are to include their respective share of profits and losses of the Company in their individual and corporate tax returns.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

At December 31, 2007, marketable securities owned and securities sold, but not yet purchased, consist of trading securities at quoted market or fair values, as illustrated below:

	Owned	Sold But Not Yet Purchased
Corporate bonds	$ 1,980,200	
Corporate stocks	4,119,428	
Options, warrants, and other	410,582	$ 6,920
	$ 6,510,210	$ 6,920

NOTES TO THE FINANCIAL STATEMENTS

4. PAYABLE TO CLEARING BROKER

The payable to clearing broker is for the Company's transactions and is collateralized by all securities owned by the Company.

5. SUBORDINATED BORROWINGS

At December 31, 2007, subordinated borrowings consisted of two subordinated notes payable to a member of the Company with a combined principal balance of $2,500,000. Interest expense on outstanding borrowings amounted to approximately $126,000 during the year ended December 31, 2007, of which none was paid. Total accrued interest at December 31, 2007, on the notes amounted to approximately $126,000. The subordinated notes bear interest at 6.25% per annum. The accrued interest and principal on the subordinated notes mature April 30, 2008.

The subordinated borrowings were available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid. The subordinated borrowings were approved by the NASD as net equity capital in March and April 2007.

On January 25, 2008, FINRA approved the repayment and simultaneous reborrowing of the subordinated borrowings. The accrued interest and principal payments on the subordinated notes have been extended through January 31, 2011.

6. NET CAPITAL REQUIREMENTS OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of $1,503,083, which was $1,403,083 in excess of its required net capital of $100,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2007, the ratio was .1 to 1.

NOTES TO THE FINANCIAL STATEMENTS

7. COMMITMENT AND CONTINGENCIES

Leases

The Company leases the property used for its business location through June 30, 2009, for $2,579 per month. The lease is guaranteed by one of the members of the Company. Total future minimum lease commitment under this lease is $30,948 in 2008 and $15,474 in 2009. Rent expense for 2007 totaled $19,695.

Settlements

The Company paid settlements to certain related parties in 2007. The Company is not presently the subject of any litigation, and management believes that any potential litigation will have no material affect on the financial condition of the Company.

8. RELATED PARTY TRANSACTIONS

Advances to Affiliates

Advances to affiliates of the Company at December 31, 2007, are temporary non-interest bearing advances and payable upon demand.

Consulting Fee

During 2007, the Company paid consulting fees to a firm which is wholly-owned by a member. Fees paid for the year ended December 31, 2007, for services rendered totaled approximately $95,000.

9. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2007

SCHEDULE I - COMPUTATION OF NET CAPITAL AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

NET CAPITAL		
Total members' equity from statement of financial condition		$ 734,415
Liabilities subordinated to claims of general creditors allowable in computation of net capital		2,500,000
Less: Non-allowable assets		
Furniture and equipment – Net		446
Advances to affiliates		38,967
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		3,195,002
Haircuts on securities:		
Trading securities	$ 461,053	
Options	107,868	
Undue concentrations	115,498	
Nonconvertible debt securities	1,007,500	1,691,919
NET CAPITAL		$ 1,503,083
AGGREGATE INDEBTEDNESS:		$ 126,113
COMPUTATION OF NET CAPITAL REQUIREMENTS:		
Greater of net minimum capital requirements of $100,000 or 6⅔% of total aggregate indebtedness		$ 100,000
EXCESS NET CAPITAL		$ 1,403,083
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.1 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2007, filed with the Securities and Exchange Commission and the amount included in the above computation follows:

Net capital, as reported in Company's Form X-17a-5, Part IIA		$ 1,392,625
Net audit adjustments:		
Add: Interest receivable	$ 28,500	
Add: Unrecorded increase in appreciation of marketable securities	29,695	
Add: Decrease in haircut on undue concentrations	56,717	
Less: Haircut on unrecorded appreciation of marketable securities	(4,454)	110,458
Net capital, as reported above		$ 1,503,083

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

MEMBERS
RAMAT SECURITIES, LTD.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements and supplemental schedules of Ramat Securities, Ltd. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 7, 2008
Westlake, Ohio

END